Filed by Atlantic Coastal Acquisition Corp.

This communication is filed pursuant to Rule 425 under

the United States Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Atlantic Coastal Acquisition Corp.

Commission File Number: 001-40158

Date: December 1, 2021

Memo to Employees: Essentium is Going Public!

When: December 1, 2021

From: Blake Teipel

To: All Employees

Subject: Essentium is Going Public!

Attachments: FAQs, Social Media Policy

Dear Colleagues,

I am pleased to share with you some exciting news about our company: today we announced that Essentium plans to go public and the combined company will list on the Nasdaq Stock Market through a business combination with Atlantic Coastal Acquisition Corp. (“Atlantic Coastal”) (Nasdaq: ACAH). This is a momentous day for Essentium, and I want to thank you all for your hard work and dedication to our mission. We could not have achieved this without our incredible Essentium team. When public, Essentium will trade on the Nasdaq Stock Market under the new ticker symbol “ADTV.”

This highly strategic transaction will provide Essentium with significant additional financial resources that will enable us to continue transforming the future landscape of supply chains by delivering truly distributed and sustainable manufacturing and operating solutions. We believe that going public will allow us to service mission critical verticals and deliver tangible value to customers across the aerospace and defense, automotive, biomedical, consumer goods, contract manufacturing, electronics manufacturing, and energy and alternatives industries. We will use these additional funds to further expands our ecosystem offerings, capitalize on our line-of-sight sales pipeline, and execute our considered M&A strategy to advance additive manufacturing, all while remaining our marquee customers’ partner of choice.

I expect this transaction will provide significant growth opportunities for our company, our strategic partners, our customers, our suppliers, and our entire team. This accomplishment is not only a testament to the technology and the integrated business we have built together, but also to the dedication of our team, which has led us to this opportunity and to the actualization of our disruptive additive manufacturing strategy.

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Please bear in mind that we will continue to operate under the Essentium name. Our management team will continue to be led by myself, Chief Operating Officer Lars Uffhausen, Chief Financial Officer Jonathan Bailiff, Chief Development Officer Elisa Teipel, Chief Commercial Officer Blake Mosher, Chief Technology Officer Jeff Lumetta, and Chief Supply Chain Officer Erik Gjovik. The board of directors of Atlantic Coastal has unanimously approved the proposed transaction, which we expect to complete towards the end of the first quarter of 2022, subject to the satisfaction or waiver of customary closing conditions.

While we know that there were rumors about this transaction last week, the deal was not done until today. And as we prepare to enter the public markets, there may be more rumors or speculation about our company’s plans, so we appreciate your understanding and discretion in this matter. I ask that you remain focused on execution and operational excellence as we continue to sustain our global growth, advance our innovative advanced manufacturing services, and serve our strategic partners and customers. As we enter this new chapter, there are some rules we must all follow. The United States Securities and Exchange Commission (or “SEC”, which has oversight over the transaction because Atlantic Coastal is U.S. registered) has strict guidelines governing publicity. To avoid delays or any other repercussions the SEC might impose if we do not adhere to these rules, we must avoid speaking publicly about this process and our business metrics and financials. Accordingly, please refrain from making any statements about our company or this event in open forums (including to friends or family; online forums such as Facebook, Twitter, LinkedIn, Reddit; via email, to existing or prospective clients, etc.). Confidentiality will be critical as we move through the go-public process and enter operations as a public company. It is crucial that each of us adheres to these rules.

If someone asks you about the process of going public or company fundamentals, the best response is something polite like, “We’re really proud and excited, but I don’t know much about it.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members.”

Should you receive any press inquiries, please forward details of the inquiry to our team at PR@Essentium.com who can handle media requests appropriately during this sensitive time. Understanding that communications are highly regulated through this process, please know we will continue to share updates with you as we have more to report.

I am sure many of you will have questions. We will provide you with a “Frequently Asked Questions” document that will address many of the relevant logistics, regulations, and duties attached to the new business structure required of public company employees, as well as guidelines for external communications. Please feel free to reach out to Kendra Pulliam at Kendra.Pulliam@Essentium.com with any additional questions on the transaction.

Additionally, there are strict legal requirements regarding trading in securities of public companies. Atlantic Coastal is a publicly traded entity, and you should not be trading in the securities of Atlantic Coastal (that includes the units, warrants, and common stock). This restriction also applies to members of your immediate family, persons with which you share a household, economic dependents, and any entity whose transactions you influence, direct, or control. In addition, please do not share any information that could be considered “material non-public information” (defined in the Employee FAQ document) about Essentium or Atlantic Coastal with anyone.

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Finally, I want to thank you all for your hard work and dedication to our collective success and to advancing our vision. I look forward to working with you in this next phase of our company’s development as we expand and continue to unlock groundbreaking value for advanced manufacturing.

Sincerely,

Blake Teipel, Ph.D.

CEO of Essentium

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Employee FAQs

Typical Public Company FAQs

Q – What is the change occurring at Essentium?

A – Essentium is becoming a publicly traded company and will be listed on the Nasdaq Stock Market (Nasdaq: ADTV), upon the successful completion of the transaction with Atlantic Coastal, which remains subject to the satisfaction or waiver of customary closing conditions.

Q – How is this different from a traditional IPO?

A – A SPAC is a special purpose acquisition company, or a blank check company created for the purpose of acquiring another company to take it public. In an IPO, a private company issues new shares and, with the help of an underwriter, sells them on a public exchange. Going public through a SPAC is similar to a traditional IPO, in that at the close of the transaction, the newly combined company is expected to be listed on Nasdaq under the new ticker symbol “ADTV.” Several other growth companies have recently gone public with SPACs.

Essentium chose Atlantic Coastal as our partner because of their extensive technology, investing, financial, ESG, and transaction experience and their commitment to helping Essentium capitalize on the many opportunities ahead of us. We look forward to benefiting from Atlantic Coastal’s support as we work to execute our compelling growth plans.

Q – What does it mean to be a “U.S. public company”?

A – To be a U.S. public company means that the company is permitted to offer its equity securities for sale to the general public, and they trade on a stock exchange.

Q – What is the reason or benefit(s) for going public?

A – Becoming a public company provides Essentium with a number of benefits, including:

•	access to a broader source of capital to help fund our growth;
•	the ability to support our growth and operations; and
•	improved awareness and brand recognition.

Additionally, going public will allow us to service mission critical verticals and deliver tangible value to customers across the aerospace and defense, automotive, biomedical, consumer goods, contract manufacturing, electronics manufacturing, and energy and alternatives industries. We will use these additional funds to further expand our ecosystem offerings, capitalize on our line-of-sight sales pipeline, and to execute our considered M&A strategy to advance additive manufacturing, all while remaining our marquee customers’ partner of choice.

Going public has been part of the long-term vision for Essentium, and our business model has always focused on growth. However, we do not expect it to change our long-term strategies or day-to-day operations. We are proud of what we are building, and we will continue to operate in a seamless manner once Essentium becomes a publicly traded company.

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Q – Will our company name change?

A – No, we will continue to operate under the Essentium name.

Q – Will our company website URL change?

A – Our company website URL will not change.

Q – What exchange will Essentium list on and what will the ticker symbol be?

A – Immediately upon the closing of the proposed transaction, Essentium is expected to list on Nasdaq Stock Market under a new ticker “ADTV.”

Q – Has Essentium’s management committed to stay on after the transaction is complete?

A – We expect Essentium’s existing management team, which is dedicated to our long-term success, to continue to lead the company.

Essentium’s management team, with a deep scientific and supply chain background, team includes Chief Executive Officer Blake Teipel, Chief Operating Officer Lars Uffhausen, Chief Financial Officer Jonathan Bailiff, Chief Development Officer Elisa Teipel, Chief Commercial Officer Blake Mosher, Chief Technology Officer Jeff Lumetta, and Chief Supply Chain Officer Erik Gjovik.

Q – Who will be the board members of the public company?

A – Essentium will be guided by an experienced Board of Directors and Essentium’s Chief Executive Officer, Blake Teipel, will continue to lead the combined company along with the current management team, including Chief Operating Officer Lars Uffhausen and Chief Financial Officer Jonathan Bailiff. Additional details about the proposed Board structure will be provided in future public filings with the SEC.

Q – How will becoming a public company affect the business?

A – We expect that becoming a public company will primarily impact our capital structure, and will have little practical impact on our day-to-day operations. We will continue to remain focused on operational excellence.

We expect the only items to change will be our new status and reporting duties as a public entity. Our management team will remain the same. Our commitment to our employees, partners, and customers will not change. We may hire additional personnel to support our ability to comply with public company obligations, to function as a public company and strengthen our growth.

Q – What will the new organizational structure look like?

A – Our leadership structure will remain the same, under the leadership of our Chief Executive Officer Blake Teipel, Chief Operating Officer Lars Uffhausen, and Chief Financial Officer Jonathan Bailiff. Additional details about the proposed Board structure will be provided in future public filings with the SEC.

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Employee FAQs

Q – How does going public affect me as an employee?

A – Going public will have little practical impact on your day-to-day responsibilities.

Importantly, as a public entity there are strict rules that dictate how Essentium and its employees are permitted to publicly speak about the company and its business endeavors. Therefore, it is critical that no employees speak on behalf of the company to the media or other organizations about the company’s financials, upcoming deals, or make any forward-looking statements relating to future business conditions.

Q – Will there be a job for me once Essentium is publicly traded?

A – There are currently no expected staffing changes as a direct result of becoming a publicly traded company. Instead, we expect the transaction may create new opportunities for employee advancement across our whole company.

Q – Will my role and responsibilities change?

A – Roles and responsibilities will generally not change as a result of going public. We look forward to quickly advancing our technology and increasing our capacity with greater resources, as well as benefit from increased legitimacy and brand awareness as a Nasdaq-listed company. We believe that going public will provide significant growth opportunities for our company, our partners, our suppliers, and our entire team.

Q – How will my benefits be impacted?

A – It is currently not expected that benefits will be impacted from becoming a publicly traded company.

Q – What are the legal implications of this transaction to customers?

A – Essentium will continue to provide the high quality of service we owe to our customers. Customers and partners can consider this to be business as usual here at Essentium.

Q – Who should I ask if I have any questions about being an employee of a public company?

A – Please refer any additional questions to your team leader, or to Kendra Pulliam at Kendra.Pulliam@Essentium.com.

Q – Who should I contact with questions about the transaction?

A – If you have any questions about this transaction, please speak with your manager or e-mail Kendra Pulliam. If you have received investor or media inquiries about the transaction, please refer them to the ICR team at IR@Essentium.com or PR@Essentium.com.

External Communications as a Public Company

Q – What kind of disclosure must a U.S. public company provide?

A – U.S. public companies must provide regular disclosure to the market of significant developments affecting their business and/or value of their securities. There are two general types of public disclosure obligations imposed on U.S. public companies. First, the company is obligated to file various periodic reports and statements with the U.S. Securities and Exchange Commission (SEC), all which are available to the general public. Each of these reports and statements requires the company to disclose and discuss various types of information relating to the company. Second, the company is subject to certain continuing obligations to disclose on a timely basis material information concerning the company, (i.e. acquisition, major contract outside our normal course of business, new director, etc.).

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Q – How will becoming public change the way Essentium communicates?

A – We will still promote the business as we have done in the past. However, following the end of every quarter we will announce our financial results in a public forum. This process involves a news release detailing our financial results for the quarter and a business update if necessary or desirable (i.e. the company’s earnings release). This news release will be issued via a newswire service and will also be posted on our website. The release will be followed by a conference call that will be open to the public, including employees and the investment community. Outside of the quarterly reporting process, we will communicate with investors, but must only discuss information that is contained in news releases, quarterly and annual SEC filings and annual reports, proxies, investor presentations, and other publicly issued information.

Q – Where can I find Essentium’s SEC filings?

A – Filings can be found on the SEC’s website at www.sec.gov. In addition, at some point in the future, these filings will also be found on Essentium’s website under the investor relations tab.

Q – Who are the spokespeople for Essentium?

A – Please do not speak to members of the media about Essentium or comment publicly on the business. If you are contacted by a member of the media please notify the team at PR@Essentium.com

Q – Can I comment on or discuss Essentium’s performance or how the business is doing?

A –

While our potential combination presents exciting opportunities for us, the information we are able to share both internally and externally must remain limited to what we have publicly announced. Simply put, if it isn’t in the news release or other publicly filed official company information, then you cannot discuss it outside the company. We are committed to communicating with our employees and other stakeholders in a timely manner and we will provide appropriate updates as we progress through our integration process.

Q – Can I discuss future plans, business and/or growth projections as it relates to work I do at Essentium?

A – No. As a public company we will need to make sure that only specified persons discuss future plans or business projections about the company. Please do not discuss future plans or business projections externally.

Q – Customers are asking me questions about going public or about the health of our business, what should I tell them?

A – We are strictly limited in our ability to speak about the performance of the business. As we go through this process to become a public company, confidentiality is more important now than ever. Sharing confidential details can jeopardize the deal and create regulatory trouble.

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We have already prepared communications to go out to our partners and customers explaining the transaction and what this opportunity means for all of us. If your friends, family, or business contacts want information regarding the transaction, please direct them to our press release found on our website.

If someone asks you about the process of going public or company fundamentals, the best response is something polite like, “Thank you for your interest in Essentium, but I cannot comment.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members.”

Q – Can I forward or repost internal memos?

A – No. Do not forward to anyone or repost for public or private consumption any executive or internal memos. We send these materials to you in an effort to offer as much transparency as possible to our employees, and we request that you respect the confidential nature of these communications.

Q – Can I post on social media about Essentium?

A – Please be respectful and professional in all photos that you choose to upload from the workplace or associate in any way with Essentium. Keep in mind the below restrictions: you cannot post any information related to topics including, but not limited to:

•	Essentium’s financial performance (revenue, earnings, losses, etc.);
•	Confidential business and/or prospectus information;
•	A change in business-impacting trends;
•	A pending or prospective merger, acquisition or tender offer;
•	A pending or prospective contract or award;
•	The sale of significant assets, or a significant subsidiary;
•	Major changes in senior management; and
•	Any other material non-public information.

Additionally, with respect to communications around the transaction, while we understand that you are excited about the milestone, do not post about the transaction on social media or repost Essentium’s social media posts on the transaction. Additionally, please do not draft your own commentary related to going public or our expectations as a public company, as it is important that all messaging on the subject is driven and directed solely by the company. Please see the social media policy provided for additional information.

Insider Trading

Q – What is Insider Trading?

A – Federal securities laws prohibit directors, officers, employees, and others who are aware of material non-public information about a company from trading on that information. Disclosing material non-public information to others who then trade on it is also against the law, and both the person who discloses the information and the person who trades on it are liable. These illegal activities are commonly referred to as insider trading.

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Q – What exactly is material non-public information?

A – Material non-public information is any information about a company that has not reached the general marketplace and that would be important to investors who are deciding whether to trade its securities. A few examples of non-public information that could be considered material include significant contracts, financial forecasts or earnings estimates, major management changes, proposed mergers, acquisitions, or dispositions, major litigation, securities offerings, stock splits, or repurchases of company securities. Please inquire with Jenifer Smith of Latham & Watkins LLP (Jen.Smith@lw.com) if you have any questions about whether information you possess would constitute material non-public information.

Q – When is information considered “public”?

A – Information becomes public when it is generally available. For example, information becomes “public” after it has been disclosed in an SEC filing or announced via a press release that is carried by a major wire service. However, even after information becomes generally available, employees should wait at least two (2) full trading days before considering it "public" for trading purposes.

Q – Do the restrictions on insider trading apply only to employees?

A – The law applies to officers, directors, employees, and agents of the company, as well as suppliers and consultants who have special access to such information. The law also applies to spouses, children, and anyone else in an employee's home. Anyone can be an insider if he/she is trading securities on material non-public information.

Q – I often speak about business with my spouse, that’s not a problem, is it? I only occasionally reveal non-public information, and my spouse knows not to tell anyone else.

A – This is a problem that could be costly for you and Essentium. If your spouse were ever to use material non-public information given by you to buy or sell securities, both of you could be prosecuted for illegal insider trading, which could result in going to jail. You could also be prosecuted if your spouse shares the information with someone else and that person buys or sells the company’s securities. You should not disclose any non-public information to anyone, including your spouse.

Q – I would never trade on inside information, but what if I give my dad a tip just before a big news release…can he get in trouble?

A – Yes. Legally, you cannot trade securities based on material non-public information if that information is obtained in the course of your employment. In addition, you cannot leak such information to others. This could lead to prosecution for illegal insider trading for both you and your dad, which could result in going to jail.

Q – I’m involved with a project at work performing due diligence on ABC Company, which we are likely to acquire or partner with. The transaction will cause Essentium’s and ABC Company’s stock to increase substantially. I know I cannot trade on Essentium’s stock, but can I trade ABC Company stock?

A – No. The prohibition against insider trading extends not only to trading in the company’s securities but also to the securities of any other organization with which we do business if the employee gains the information at work.

Q – Can I buy shares in Atlantic Coastal’s stock now?

A – No, you should not trade in Atlantic Coastal stock. We must remain extremely careful during this interim period before the deal closes with respect to compliance, as missteps may endanger the closing of the deal. Upon the closing of the business combination, we will provide you with an updated policy regarding trading in Essentium securities. Until then, please do not trade in Atlantic Coastal stock.

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Q – These are a lot of rules. How will I ever know whether I can trade in Essentium securities?

A – To assist you in analyzing any proposed trade, please consult with your financial and/or legal advisors through which you trade securities.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Proposed Business Combination”) between Essentium and Atlantic Coastal, including statements regarding the benefits of the Proposed Business Combination, the anticipated timing of the Proposed Business Combination, the services offered by Essentium and the markets in which it operates, and Essentium’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Atlantic Coastal’s securities, (ii) the risk that the acquisition by Essentium, Inc. of each of Compass AC Holdings, Inc. and Whizz Systems, Inc. may not be completed in a timely manner or at all, (iii) the risk that the Proposed Business Combination may not be completed by Atlantic Coastal’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Atlantic Coastal, (iv) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the receipt of the requisite approvals of Atlantic Coastal’s shareholders and Essentium’s stockholders, respectively, the satisfaction of the minimum trust account amount following redemptions by Atlantic Coastal’s public shareholders and the receipt of certain governmental and regulatory approvals, (v) the lack of a third party valuation in determining whether or not to pursue the Proposed Business Combination, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vii) the effect of the announcement or pendency of the Proposed Business Combination on Essentium’s business relationships, performance, and business generally, (viii) risks that the Proposed Business Combination disrupts current plans of Essentium and potential difficulties in Essentium employee retention as a result of the Proposed Business Combination, (ix) the outcome of any legal proceedings that may be instituted against Essentium or against Atlantic Coastal related to the agreement and plan of merger or the Proposed Business Combination, (x) the ability to maintain the listing of Atlantic Coastal’s securities on The Nasdaq Stock Market LLC, (xi) the price of Atlantic Coastal’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Essentium plans to operate, variations in performance across competitors, changes in laws and regulations affecting Essentium’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, and identify and realize additional opportunities, (xiii) the impact of the global COVID-19 pandemic, (xiv) the enforceability of Essentium’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xv) the ability of Essentium to protect the intellectual property and confidential information of its customers, (xvi) the risk of downturns in the highly competitive additive manufacturing industry, and (xviii) other risks and uncertainties described in Atlantic Coastal’s registration statement on Form S-1 (File No. 333-253003), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 11, 2021 (the “Form S-1”), and its subsequent Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, Quarterly Reports on Form 10-Q, the Registration Statement (as defined below), the proxy statement/prospectus contained therein, and the other documents filed by Atlantic Coastal from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Essentium and Atlantic Coastal assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Essentium nor Atlantic Coastal gives any assurance that either Essentium or Atlantic Coastal, respectively, will achieve its expectations.

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Additional Information and Where to Find It

In connection with the Potential Business Combination, Atlantic Coastal will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Atlantic Coastal’s ordinary shares in connection with Atlantic Coastal’s solicitation of proxies for the vote by Atlantic Coastal’s shareholders with respect to the Proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Essentium stockholders in connection with the Proposed Business Combination. After the Registration Statement has been filed and declared effective, Atlantic Coastal will mail a definitive proxy statement, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Atlantic Coastal’s shareholders in connection with the Potential Business Combination. Atlantic Coastal will also file other documents regarding the Proposed Business Combination with the SEC. Before making any voting decision, investors and security holders of Atlantic Coastal and Essentium are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about the Proposed Business Combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Atlantic Coastal through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Atlantic Coastal may be obtained free of charge from Atlantic Coastal’s website at www.Atlantic Coastalv.io or by written request to Atlantic Coastal at Atlantic Coastal Acquisition Corp., 6 St Johns Lane, Floor 5, New York, NY 10013.

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Participants in the Solicitation

Atlantic Coastal and Essentium and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Atlantic Coastal’s shareholders in connection with the Proposed Business Combination. Information about Atlantic Coastal’s directors and executive officers and their ownership of Atlantic Coastal’s securities is set forth in Atlantic Coastal’s filings with the SEC. To the extent that holdings of Atlantic Coastal’s securities have changed since the amounts printed in the Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the Proposed Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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